ADDENDUM TO THE CUSTODIAN AGREEMENT TERMINATION AGREEMENT


Effective the 6th day of December, 2005, Addendum B to the custodian agreement between the corporations and trusts in the RiverSource Investments family of funds and Ameriprise Trust Company (the "Custodian"), dated October 1, 2005, is terminated with respect to RiverSource Global Technology Fund. All other provisions of the Custodian Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Termination Agreement as of the date above.



AXP GLOBAL SERIES, INC.
         RiverSource Global Technology Fund



By:  /s/ Leslie L. Ogg
     --------------------
         Leslie L. Ogg
         Vice President and General Counsel



AMERIPRISE TRUST COMPANY



By:  /s/ Mark S. Ellis
     -------------------
         Mark S. Ellis
         Senior Vice President and Money Laundering
         Prevention Officer